Exhibit 99.1

Notice of
Annual and Special Meeting of Shareholders
to be held on Thursday, May 15, 2014
The annual and special meeting of the shareholders of Baytex Energy Corp. will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Thursday, May 15, 2014 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our consolidated financial statements for the year ended December 31, 2013, together with the report of the auditors;

1.	fix the number of directors to be elected at the meeting at nine (9) members;

2.	elect nine (9) directors;

3.	appoint the auditors and authorize the directors to fix their remuneration;

4.	consider and, if thought fit, approve a resolution (the full text of which is set forth in the accompanying information circular - proxy statement) to accept our approach to executive compensation;

5.
consider and, if thought fit, approve a resolution (the full text of which is set forth in the accompanying information circular-proxy statement) to approve a by-law respecting advance notice for the nomination of directors; and

6.	transact such other business as may properly be brought before the meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.
If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Valiant Trust Company by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax at (403) 233-2857. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://proxy.valianttrust.com/. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 13, 2014 or at least 48 hours prior to the time of any adjournment of the meeting. See the information circular - proxy statement for further instructions on internet voting.
Only shareholders of record at the close of business on March 26, 2014 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 2nd day of April, 2014.
By order of the Board of Directors

(signed)	Murray J. Desrosiers
Vice President, General Counsel
and Corporate Secretary

Exhibit 99.1